Peak Fintech Business Hub Client Expands Exclusive Distribution Rights to Red Bull

Energy Drinks

MONTREAL, QUEBEC - (September 17, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced that snack foods and soft drinks distributor and Business Hub member, Xiamen Guangzhui Ltd. ("XGL"), was awarded exclusive distribution rights to Red Bull energy drinks at Petro China and Sinopec convenience stores in 3 more provinces in China.

The news comes a little more than 30 days after Red Bull granted similar rights to XGL in 5 Chinese provinces. With exclusive distribution rights now in 8 provinces, XGL is already one third of the way to achieving its objective of having exclusive distribution rights to the popular energy drink in every province in China. A feat the company was able to achieve within only the first 8 months of its arrival to the Business Hub. By virtue of the agreement between Peak and XGL, which states that XGL clients can only purchase Red Bull from XGL through the Gold River platform and the Business Hub, each province for which XGL receives exclusive rights from Red Bull essentially guaranties the arrival of a certain number of convenience stores from that province to the Business Hub.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.